DCTC-Burney, Inc.
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2004
ASSETS	
Current Assets	
Cash and cash equivalents	*
Restricted funds held by trustee	*
Accounts receivable	*
	*
Investment in Burney Forest Products	*
Deferred income taxes	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Taxes accrued	*
Accounts payable to associated companies	*
	*
Other	*
	*
Capitalization	
Conectiv common stock	*
Additional paid-in capital	*
Retained earnings	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of
 the Public Utility Holding Company Act of 1935.

DCTC-Burney, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2004
OPERATING REVENUES	*
OPERATING EXPENSES	
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
OPERATING INCOME	*
OTHER INCOME	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	
NET INCOME	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.